SECURITIES AND EXCHANGE COMMISSION
                      Washington, D.C.  20549

                            SCHEDULE 13D
             Under the Securities Exchange Act of 1934

    Amendment #2

                       Prime Group Realty Trust
             ___________________________________________
                          (Name of Issuer)


                            Common Stock
             ___________________________________________
                  (Title of Class and Securities)


                             74158J103
             ___________________________________________
               (CUSIP Number of Class of Securities)


                          O. Mason Hawkins
                  Chairman of the Board and C.E.O.
                                and
                         Charles D. Reaves
                  Vice President & General Counsel

                Southeastern Asset Management, Inc.
                   6410 Poplar Avenue;  Suite 900
                         Memphis, TN  38119
				   (901) 761-2474
    ___________________________________________________________

    (Name, Address and Telephone Number of Person Authorized to
                Receive Notices and Communications)


                         July 12, 2001
             ___________________________________________
                   (Date of Event which Requires
                     Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this Schedule because of Sections 240.13d-1(e), 240.13d-1(f), or 240.13d-1(g), check the following box: [X]





CUSIP No. 74158J103                                        13D
___________________________________________________________________
(1)  NAMES OF REPORTING PERSONS
     Southeastern Asset Management, Inc.      I.D. No. 62-0951781
___________________________________________________________________
(2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                              (a)
                                              (b) X
___________________________________________________________________
(3)  SEC USE ONLY
___________________________________________________________________
(4)  SOURCE OF FUNDS
     OO:  Funds of investment advisory clients
___________________________________________________________________
(5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
     REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                 [ ]
___________________________________________________________________
(6)  CITIZENSHIP OR PLACE OF ORGANIZATION
     Tennessee
___________________________________________________________________
                                   :(7) SOLE VOTING POWER
                                   :   (Discretionary Accounts)
NUMBER OF SHARES BENEFICIALLY      :    None
OWNED BY EACH REPORTING PERSON     ________________________________
WITH                               :(8) SHARED VOTING POWER

                                   :    1,699,800 shares

                                   ________________________________
                                   :(9) SOLE DISPOSITIVE POWER
                                   :   (Discretionary Accounts)
                                   :   None
                                   ________________________________
                                   :(10) SHARED DISPOSITIVE POWER
                                   :    1,699,800 shares

___________________________________________________________________
(11)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      1,699,800  shares
___________________________________________________________________
(12)  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES
      CERTAIN SHARES    X  See Item 5
___________________________________________________________________
(13)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
      10.8%
___________________________________________________________________
(14)  TYPE OF REPORTING PERSON
      IA
___________________________________________________________________


CUSIP No. 74158J103                                        13D
___________________________________________________________________
(1)  NAMES OF REPORTING PERSONS
 Longleaf Partners Realty Fund	I.D. No. 62-1616883
___________________________________________________________________
(2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                              (a)
                                              (b) X
___________________________________________________________________
(3)  SEC USE ONLY
___________________________________________________________________
(4)  SOURCE OF FUNDS
     OO:  Assets of Longleaf Partners Realty Fund
___________________________________________________________________
(5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
     REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                 [ ]
___________________________________________________________________
(6)  CITIZENSHIP OR PLACE OF ORGANIZATION
     Massachusetts
___________________________________________________________________
                                   :(7) SOLE VOTING POWER
                                   :   (Discretionary Accounts)
NUMBER OF SHARES BENEFICIALLY      :    None
OWNED BY EACH REPORTING PERSON     ________________________________
WITH                               :(8) SHARED VOTING POWER

                                   :    1,699,800 shares

                                   ________________________________
                                   :(9) SOLE DISPOSITIVE POWER
                                   :   (Discretionary Accounts)
                                   :   None
                                   ________________________________
                                   :(10) SHARED DISPOSITIVE POWER
                                   :    1,699,800 shares

___________________________________________________________________
(11)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      1,699,800  shares
___________________________________________________________________
(12)  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES
      CERTAIN SHARES
___________________________________________________________________
(13)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
      10.8%
___________________________________________________________________
(14)  TYPE OF REPORTING PERSON
      IV
___________________________________________________________________


CUSIP No. 74158J103                                         13D
___________________________________________________________________
(1)  NAMES OF REPORTING PERSONS
     O. Mason Hawkins                         I.D. No. ###-##-####
___________________________________________________________________
(2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                              (a)
                                              (b) X
___________________________________________________________________
(3)  SEC USE ONLY
___________________________________________________________________
(4)  SOURCE OF FUNDS
     OO:  None
___________________________________________________________________
(5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
     REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                 [ ]
___________________________________________________________________
(6)  CITIZENSHIP OR PLACE OF ORGANIZATION
     Citizen of United States
___________________________________________________________________
                                   :(7) SOLE VOTING POWER
                                   :   (Discretionary Accounts)
NUMBER OF SHARES BENEFICIALLY      :    None
OWNED BY EACH REPORTING PERSON     ________________________________
WITH                               :(8) SHARED VOTING POWER

                                   :    None
                                   ________________________________
                                   :(9) SOLE DISPOSITIVE POWER

                                   :    None
                                   ________________________________
                                   :(10) SHARED DISPOSITIVE POWER

                                   :    None
___________________________________________________________________
(11)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       None  (See Item 2 )
___________________________________________________________________
(12)  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES
      CERTAIN SHARES
___________________________________________________________________
(13)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
      0.0%
___________________________________________________________________
(14)  TYPE OF REPORTING PERSON
      IN
___________________________________________________________________




Item 1.  Security and Issuer

          The class of equity security to which this statement on Schedule 13D relates is the common stock (the "Securities") of Prime Group Realty Trust, a Maryland corporation (the "Issuer"). The Issuer has its principal executive offices located at 77 West Wacker Drive, Suite 3900, Chicago, Illinois 60601.

Item 2.  Identity and Background

          Subparagraphs (a), (b), and (c). This statement is being filed by Southeastern Asset Management, Inc. ("Southeastern"), an investment advisor registered with the Securities & Exchange Commission under the Investment Advisers Act of 1940, as amended. The address of its principal office is 6410 Poplar Avenue, Suite 900, Memphis, Tennessee 38119. Southeastern serves as an investment advisor to various individual clients, institutions(including qualified retirement plans), endowment funds and to Longleaf Partners Funds Trust ("Longleaf"), a registered investment company organized as a Massachusetts business trust and having four series or portfolios. One of those series, Longleaf Partners Realty Fund, owns more than 5% of the Securities and is an additional filer of this Schedule 13D. The business address of Longleaf Partners Realty Fund is care of Southeastern Asset Management, Inc., 6410 Poplar Avenue, Suite 900, Memphis, Tennessee 38119.

          The Securities of the Issuer reported in Item 5 herein were acquired on behalf of and for the benefit of Longleaf Partners Realty Fund, a series of Longleaf Partners Funds Trust, under shared discretionary authority granted Southeastern. None of the Securities are owned by or on behalf of Southeastern or by any of its directors or officers, or any Trustees or officers of Longleaf.

This statement is also being filed by Mr. O. Mason Hawkins, Chairman of the Board and Chief Executive Officer of Southeastern, in the event he could be deemed to be an indirect beneficial owner of the Securities reported by Southeastern through the exercise of voting control and/or dispositive power over the Securities as the result of his official positions or ownership of voting securities of Southeastern. Neither Southeastern nor Mr. Hawkins owns any Securities for its or his own account and each disclaims beneficial interest in any of the Securities reported herein.

         (d) During the last five years, neither Southeastern, Longleaf Partners Realty Fund, nor Mr. Hawkins has been convicted in any criminal proceeding.

          (e) During the last five years, neither Southeastern, Longleaf Partners Realty Fund, nor Mr. Hawkins has been a party to any civil or administrative proceeding involving any alleged violations of any securities laws.

          (f) Southeastern is a corporation organized and existing under the laws of the State of Tennessee; Longleaf Partners Realty Fund is a series of a Massachusetts business trust. Mr. Hawkins is a citizen of the United States. The names, business addresses, and principal occupations of each director and executive officer of Southeastern and Longleaf Partners Realty Fund are set forth in Schedule I.

Item 3.  Source and Amount of Funds or Other Consideration

Longleaf Partners Realty Fund used approximately $ 30,992,464 in the aggregate to purchase the Securities now held. All assets used to purchase Securities were assets of Longleaf Partners Realty Fund. None of the proceeds used to purchase the Securities were provided through borrowings of any nature.

Item 4.  Purpose of Transaction

          The Securities reported in this filing have been purchased and held for investment purposes on behalf of a client account (Longleaf Partners Realty
Fund) over which Southeastern has shared discretionary investment and voting power. The Securities are reported by Southeastern and by Mr. O. Mason Hawkins, Chairman of the Board and Chief Executive Officer in the event that either should be deemed to be a member of a group under Section 13(d)(3) or the beneficial owner of these Securities under the provisions of subparagraph (b)of Rule 13d-3 under the Securities Exchange Act of 1934. Beneficial ownership on the part of Southeastern and Mr. Hawkins as members of a group or as beneficial owners is expressly disclaimed, as permitted by Rule 13d-4. All purchases of Securities were made for investment purposes only, in the ordinary course of business of Southeastern as a registered investment advisor. Southeastern may purchase additional Securities on behalf of clients in the future, or may sell all or a part of the current holdings of the Securities.

          Southeastern is engaged in the business of investment management of its clients' assets and pursues an investment philosophy of identifying undervalued situations and acquiring positions in undervalued companies on behalf of its clients. In pursuing this investment philosophy, Southeastern analyzes the operations, capital structure and markets of companies in which its clients invest and continuously monitors the business operations of such companies through analysis of financial statements and other public documents, through discussions with knowledgeable industry observers, and with management of such companies, often at management's invitation.

          Southeastern qualifies as an institution which may elect to file securities ownership reports required by the Securities Exchange Act of 1934 on
Schedule 13G and, as a routine matter, Southeastern utilizes Schedule 13G for its reporting of the ownership positions held by its investment advisory clients. As the result of investment analysis or the occurrence of events, Southeastern may desire to participate in discussions with the particular portfolio company's management or with third parties about significant matters in which Southeastern may suggest possible courses of action to assist in building corporate intrinsic value per share or to cause the Company's true economic value to be recognized. In such situations, Southeastern may elect to convert a filing on Schedule 13G to a filing on Schedule 13D in order to be more active in corporate governance and management matters, and to have the ability to enter into discussions with third parties concerning proposed corporate transactions of a significant nature.

          In this situation, Southeastern has had conversations with one or more third parties about the possibility of an acquisition of Securities which could include an acquisition of all outstanding Securities of the Issuer. To obtain the flexibility to discuss these possible transactions with the respective third parties and with the Issuer's management, Southeastern converted its ownership filing on Schedule 13G to a filing on Schedule 13D on December 3, 1999.

          As the result and depending on the circumstances, Southeastern and its clients could support one or more of the actions or transactions described in clauses (a) through (j) of Item 4 of the Schedule 13D form, which are as follows:

          (a). The acquisition by any person of additional securities of the issuer, or the disposition of securities of the Issuer.

          (b). An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the issuer or any of its subsidiaries.

          (c). A sale or transfer of a material amount of assets of the issuer or any of its subsidiaries.

    (d). Any change in the present board of directors or management of the issuer.

          (e). Any material change in the present capitalization or dividend policy of the issuer.

          (f). Any other material change in the issuer's business or corporate structure.

          (g). Changes in the issuer's charter, bylaws or other instruments corresponding thereto.

          (h). Causing a class of securities of the issuer to be de-listed from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association.

          (i). A class of equity securities of the issuer becoming eligible for termination of registration pursuant to
          Section 12(g) of the Act.

          (j). Any action similar to any of those enumerated above.



Item 5.  Interest In Securities Of The Issuer

          (a) The aggregate number and percentage of Securities to which this
Schedule 13D relates is 1,699,800 shares of the common stock of the Issuer, constituting approximately 10.8% of the 15,703,158 shares of Common Stock outstanding at May 10, 2001, as reported in the Issuer's Form 10-Q for the quarter ended March 31, 2001, as follows:

                          Common       %  of outstanding
                          Shares         Common Shares
                           Held
___________________________________________________________________
Voting Authority


Shared:                  1,699,800*           10.8%


Total                    1,699,800            10.8%

 *Consists of shares owned by Longleaf Partners Realty Fund, which is a series of Longleaf Partners Funds Trust, an open-end management investment company registered under the Investment Company Act of 1940. Does not include 360,000 shares held by a non-discretionary account over which the filing parties have neither voting nor dispositive authority. Beneficial ownership is expressly disclaimed with respect to these shares.


Dispositive Authority

Shared: 			1,699,800*           10.8%


Total                   1,699,800		   10.8%

 *Consists of shares owned by Longleaf Partners Realty Fund, which is a series of Longleaf Partners Funds Trust, an open-end management investment company registered under the Investment Company Act of 1940. Does not include 360,000 shares held by a non-discretionary account over which the filing parties have neither voting nor dispositive authority. Beneficial ownership is expressly disclaimed with respect to these shares.

          (b) Southeastern generally has the sole power to dispose of or to direct the disposition of the Securities held for Discretionary accounts of its investment clients, and may be granted the sole power to vote or direct the vote of such Securities; such powers may be retained by or shared with the respective clients for shared or non-discretionary accounts, for which Southeastern generally makes recommendations with respect thereto. Shares held by any Series of Longleaf Partners Funds Trust, including Longleaf Partners Realty Fund, are reported in the "shared" category.

          (c) There have been the following sales of the Securities by discretionary accounts during the past sixty days, made in the open market through the NASDAQ National Market:


Date               # of Shares            Aggregate Price         Avg. Price

5/25/01                50,000                 $683,976              $13.68
6/08/01                58,000                  741,215               12.78
6/13/01                15,500                  198,238               12.79
6/18/01                 3,500                   46,058               13.16
6/26/01                24,500                  314,332               12.83
7/12/01               937,800               12,594,232               13.43

         (d) The investment advisory clients of Southeastern have the sole right to receive and, subject to notice, to withdraw the proceeds from the sale of the Securities, and the sole power to direct the receipt of dividends from any of the Securities held for their respective accounts. Such clients may also terminate the investment advisory agreements without penalty upon appropriate notice. Southeastern does not have an economic interest in any of the Securities reported herein.

          (e) Not applicable.

Item 6.  Contracts, Arrangements, Understandings or
         Relationships with Respect to Securities of the Issuer

          The powers of disposition with respect to Securities owned by discretionary private accounts of Southeastern are established in written investment advisory agreements between clients and Southeastern, which are entered into in the normal and usual course of the business of Southeastern as a registered investment advisor and which are generally applicable to all securities purchased for the benefit of each such discretionary private account. There are no special or different agreements relating to the Securities of the Issuer.

          The written investment advisory agreements with clients do not contain provisions relating to borrowing of funds to finance the acquisition of the Securities, acquisition of control, transfer of securities, joint ventures, or any of the other transactions listed in Item 7 of Schedule 13D other than voting of proxies. In connection with voting, Southeastern may be allowed or directed to vote the proxies received by accounts classified as "discretionary" or "shared" accounts; such authority is generally retained by the clients for accounts classified as "non-discretionary".

Item 7.  Material to be Filed as an Exhibit

Schedule I. Information with Respect to Directors and Officers of Southeastern Asset Management, Inc. and the Trustees and Officers of Longleaf Partners Realty Fund.
                             SIGNATURES

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  July 17, 2001

SOUTHEASTERN ASSET MANAGEMENT, INC.

By /s/ Charles D. Reaves
_______________________________
Charles D. Reaves
Vice President & General Counsel

O. MASON HAWKINS
(Individually)

/s/ O. Mason Hawkins
_______________________________

Longleaf Partners Realty Fund
By: Southeastern Asset Management, Inc.

By /s/ Charles D. Reaves
_______________________________
Charles D. Reaves
Vice President & General Counsel




                       Joint Filing Agreement

In accordance with Rule 13d-1(f) under the Securities Exchange Act of 1934, the persons or entities named below agree to the joint filing on behalf of each of them of this Schedule 13D with respect to the common stock of Prime Group Realty Trust, and further agree that this joint filing agreement be included in this filing. In evidence thereof, the undersigned hereby execute this Agreement on July 17, 2001.


SOUTHEASTERN ASSET MANAGEMENT, INC.

By /s/  Charles D. Reaves
_______________________________
Charles D. Reaves
Vice President & General
Counsel

O. MASON HAWKINS (Individually)

/s/ O. Mason Hawkins
_______________________________


Longleaf Partners Realty Fund

By: Southeastern Asset Management, Inc.
By /s/ Charles D. Reaves
_______________________________
Charles D. Reaves
Vice President & General Counsel



                           SCHEDULE I
               Information with Respect to Executive
                       Officers and Directors

     The following information is disclosed for each of the directors and executive officers of Southeastern: name; business address; and present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted. Unless otherwise specified, the principal employer of each such individual is Southeastern Asset Management, Inc., having its principal executive offices located at 6410 Poplar Ave., Suite 900, Memphis, Tennessee 38119. Each individual identified below is a citizen of the United States.

    To the knowledge of management of Southeastern, during the last five years, no such person has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), and no such person was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities law or finding any violation with respect to such laws.

                SOUTHEASTERN ASSET MANAGEMENT, INC.
Directors

O. Mason Hawkins: Director, Chairman of the Board and Chief Executive Officer of Southeastern Asset Management, Inc.; Chairman of the Board, Chief Executive Officer, Co-Portfolio Manager of Longleaf Partners Funds.

G. Staley Cates:	Director and President of Southeastern Asset Management,
Inc.; Trustee, President and Co-Portfolio Manager Longleaf Partners Funds.

Frank N. Stanley, III: Director and Vice President of Southeastern Asset Management, Inc.

Other Officers

 James H. Barton        Vice President
 John B. Buford         Vice President
 Julie M. Douglas       Vice President
 C. T. Fitzpatrick      Vice President
 Lee B. Harper          Vice President
 Randy D. Holt          Vice President and Secretary
 Richard Hussey         Vice President
 Andrew R. McCarroll    Vice President and Assistant General Counsel
 E. Andrew McDermott    Vice President
 Joseph L. Ott          Vice President and Treasurer
 Charles D. Reaves      Vice President and General Counsel
 Deborah L. Sullivan    Vice President-Trading
 James E. Thompson, Jr. Vice President


The following information is disclosed for each of the Trustees of Longleaf Partners Realty Fund: name; address; and present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted. Each individual identified below is a citizen of the United States. The address of each individual for purposes of correspondence is c/o Southeastern Asset Management, Inc., 6410 Poplar Avenue, Suite 900, Memphis, Tennessee 38119.

    To the knowledge of management of Longleaf Partners Realty Fund, during the last five years, no such person has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), and no such person was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities law or finding any violation with respect to such laws.


LONGLEAF PARTNERS REALTY FUND

Trustees

O. Mason Hawkins: Director, Chairman of the Board and Chief Executive Officer of Southeastern Asset Management, Inc.; Chairman of the Board, Chief Executive Officer, Co-Portfolio Manager of Longleaf Partners Funds.

G. Staley Cates: Director and President of Southeastern Asset Management, Inc.; Trustee, President and Co-Portfolio Manager Longleaf Partners Funds.

Chadwick H. Carpenter, Jr.: Trustee of Longleaf Partners Funds; private investor and consultant.

Margaret H. Child: Trustee of Longleaf Partners Funds; Director of Business Development for a Boston law firm.

Daniel W. Connell, Jr.: Trustee of Longleaf Partners Funds; Senior Vice President-Marketing, Jacksonville Jaguars, Ltd.

Steven N. Melnyk: Trustee of Longleaf Partners Funds; private investor and consultant.

C. Barham Ray: Trustee of Longleaf Partners Funds; Chairman of the Board and Secretary, SSM Corporation.

Prime Group Realty Trust ("Issuer")
Schedule 13D (Amendment #2)
PGE13D2.doc